EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 9, 2014

Seabridge Gold’s 2014 Exploration Program at KSM to Focus on Deep Kerr Expansion and a Second Core Zone Discovery at Iron Cap

Toronto, Canada…Seabridge Gold reported today that this year’s 19,000 meter core drill program at its 100%-owned KSM Project in Northwestern British Columbia, Canada, will focus on expanding last year’s Deep Kerr core zone discovery and following up on the strong evidence supporting a potential second core zone discovery at Iron Cap.

The highly successful 2013 program at KSM concentrated on finding an expected higher grade core zone beneath the Kerr deposit. This program resulted in the discovery of Deep Kerr and culminated in an initial inferred resource estimate at Deep Kerr totaling 515 million tonnes grading 0.53% copper and 0.36 g/T gold--the highest combined metal values found to date at KSM (see news release of February 18, 2014). Last year’s program also found more evidence of a possible second higher grade core zone beneath the Iron Cap deposit.

The KSM Project is a mining district hosting multiple deposits containing one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four known, large gold-copper porphyry deposits with demonstrated vertical continuity down to near-magmatic bornite-bearing core zones and upward through voluminous mineralized stock works into near surface epithermal vein deposits. This vertical zonation is typical of many of the world’s largest mining districts. In 2012, Seabridge concluded that the entire sequence of zones likely existed intact on its claims, leading to a concentrated search for core zones below the known porphyry deposits. Core zones typically represent deposits formed under higher temperature and pressure conditions, resulting in a mineralogical character usually associated with significantly higher metal content.

Chairman and CEO Rudi Fronk commented that “our team is very excited about the potential for this year’s program. The Deep Kerr core zone discovery in 2013 confirmed our thinking about KSM—that movement along the various faults has not been enough to displace the core zones beyond our reach. Our success at Deep Kerr has also taught us how to look for more of these zones. Our first priority remains Deep Kerr, where we believe there is much more to come. We are confident that we can significantly increase the size of the Deep Kerr resource while also potentially improving its average grade. We also think we can find more core zones and that is our second priority for this year’s program.”

Fronk noted that Iron Cap is especially well located for a second core zone discovery; it is the closest deposit to proposed infrastructure and mine plans already assume that it will be exploited from underground using block cave methods. “We think that, at Iron Cap, we may right now be where we were last year at this time with Deep Kerr. The last holes drilled at Iron Cap in 2013 generated well-mineralized intercepts up to 850 meters long as well as some exceptional grades directly below existing resources including 51 meters containing 1.38 grams of gold per tonne and more than half a percent of copper. We appear to be closing in on a significant discovery that may be more gold rich than Deep Kerr.”

For greater detail on the drill program:

Deep Kerr
With the addition of Deep Kerr, Seabridge believes that KSM is now a top-tier copper project with grades that invite comparison with the world’s largest and most profitable operating copper-gold mines. While Deep Kerr was the principal focus of exploration work in 2013, the limits of the zone were not defined.  The deposit remains open to the north and at depth, with the best results encountered at the end of the 2013 program towards the north end. The deposit is trending into the Sulphurets valley which may bring it closer to the surface and expedite drilling.

The Deep Kerr drill program envisions completing between 8 and 12 core drill holes along the strike of Deep Kerr to the north.  Directional drilling technology will again be employed in an effort to minimize the time required to advance a drill intersection through the target zone. It is also anticipated some drilling will be directed to evaluating the depth limits of the deposit.

Other Core Zone Targets
Resistivity profiles along the plunge projection of the Kerr deposit were effective at identifying the characteristics that led to the discovery of Deep Kerr. This success will be used as a template for additional geophysical surveys to help define the targeting of additional core zones.  Exploration at KSM has tested several core zone targets over the past three years; integrating this drill core data with newly obtained high resolution physical property data is expected to narrow and refine core zone targets effectively. The new program of high resolution physical property measurements will focus on areas encompassing the dip projections of the Iron Cap and Mitchell deposits as well as the direction of the regional plunge for the McQuillan target. Work programs will begin in May with drilling expected to start by early June.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol will be employed during the 2014 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the 2014 program  expanding the Deep Kerr core zone, potentially beyond a billion tonnes and at a higher grade, and offering the potential to find one or more core zones at Iron Cap and elsewhere; (ii) the existence of the entire sequence of zones being intact on the Corporation’s claims; (iii) that, at Iron Cap, the Corporation may right now be where it was last year at this time with Deep Kerr and that it may be closing in on a significant discovery at Iron Cap that is more gold rich than Deep Kerr; (iv) that KSM is now a top-tier copper project with grades that invite comparison with the world’s largest and most profitable operating copper-gold mines; (v) that drilling along trend into Sulphurets valley may bring Deep Kerr closer to the surface and expedite drilling; (vi) the estimated amount and grade of mineral reserves and mineral resources; (vii) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (viii) the amount of future production; and (ix) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2013 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                               ON BEHALF OF THE BOARD

                               "Rudi Fronk"
                               Chairman and C.E.O.

        For further information please contact:
        Rudi P. Fronk, Chairman and C.E.O.
        Tel: (416) 367-9292   •  Fax: (416) 367-2711
        Email:  info@seabridgegold.net